Exhibit 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

Quarter Ended
March 31, 2011
Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$8,420
Plus:
Fixed Charges (excluding capitalized interest)	51,513

Total Earnings	$59,933

Fixed Charges:
Interest expensed and capitalized	$50,557
Amortized premiums, discounts, and capitalized expenses related to indebtedness	264
An estimate of the interest component within rental expense	692

Total Fixed Charges	$51,513

Ratio of Earnings to Fixed Charges	1.16

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$8,420
Plus:
Fixed Charges (excluding capitalized interest)	24,614

Total Earnings	$33,034

Fixed Charges:
Interest expensed and capitalized	$23,658
Amortized premiums, discounts, and capitalized expenses related to indebtedness	264
An estimate of the interest component within rental expense	692

Total Fixed Charges	$24,614

Ratio of Earnings to Fixed Charges	1.34